EXHIBIT 99.1

Volvo Truck deliveries -- October 2003

GOTEBORG, Sweden, Nov. 20, 2003 (PRIMEZONE) -- Deliveries of trucks from the Volvo Group to date this year declined 4%, compared with the year-earlier period. Mack Trucks was down 26% and Renault Trucks declined by 8%. However, Volvo Trucks posted an increase of 8%.

On a 12-month rolling basis, total order bookings for the truck brands was unchanged compared with the preceding year, with Europe 3% lower and North America down 4%.

"The European heavy truck market continues to be stable at a favorable level," Leif Johansson, CEO and President of the Volvo Group said. "In North America, however, we still have low demand without any clear signs of a significant improvement."

Deliveries by market area:

 Delivered Units          Year-to-Date       Change
 Volvo Group               2003       2002
 Europe                  74 147     78 068        -5%
     Western Europe      66 629     71 108        -6%
     Eastern Europe       7 518      6 960         8%
 North America           28 503     32 997       -14%
 South America            4 711      4 446         6%
 Asia                    11 852      7 193        65%
 Other markets            5 781      7 935       -27%
 Total Volvo Group      124 994    130 639        -4%

Mack Trucks, Inc. Deliveries for Mack Trucks, Inc., through October totaled 15,551 units -- down 26% from the year-earlier period. Dealers are reporting that some customers who had purchased trucks with non-EPA '02 compliant engines in 2003 were moving back to Mack's EPA '02 compliant products for their 2004 purchase programs.

Deliveries by market area:

 Delivered Units              Year-to-Date       Change
 Mack Trucks, Inc.             2003       2002
 Europe                           1          1
     Western Europe               1          1
 North America               14 150     19 721       -28%
 South America                  322        533       -40%
 Asia                            72         27       167%
 Other markets                1 006        784        28%
 Total Mack Trucks, Inc.     15 551     21 066       -26%

Renault Trucks

Deliveries for Renault Trucks from January through October totaled 48,367, down 8% compared with the corresponding period in the preceding year. Sales in Spain rose by 4%, Austria increased 22% and Germany was up 6%. Eastern European sales increased by 13%, with 3,379 units. In Poland, a total of 1,157 vehicles have been sold since beginning of 2003, an increase of 21%. In the medium-heavy segment, sales of the Renault Midlum were highly satisfactory at exactly the same level as in 2002, illustrating the sustained interest from customers for this vehicle. The deliveries of Renault Master and Renault Magnum, both ends of the broad Renault Trucks offering, are also holding up well.

Deliveries by market area:

 Delivered Units           Year-to-Date       Change
 Renault Trucks             2003       2002
 Europe                   43 226     47 536        -9%
     Western Europe       39 847     44 554       -11%
     Eastern Europe        3 379      2 982        13%
 North America               297                   n.a.
 South America               142                   n.a.
 Asia                      2 361        319       640%
 Other markets             2 341      5 000       -53%
 Total Renault Trucks     48 367     52 855        -8%

Volvo Trucks

Volvo Trucks increased its deliveries during the period January to October by 8%. All regions posted higher figures compared with the year- earlier period. In October, the Volvo NH, a front-engine truck developed for the South American market, was launched in Brazil. This is the ninth introduction from Volvo Trucks in slightly more than three years and this launch marks the completion of the global product renewal. Deliveries in Asia have risen steadily during the year, due primarily to very strong demand for the Volvo FH and Volvo FM in Iran. Today, Iran is the third largest single market for Volvo Trucks after the US and the UK.

 Delivered Units          Year-to-Date       Change
 Volvo Trucks              2003       2002
 Europe                  30 920     30 531         1%
     Western Europe      26 781     26 553         1%
     Eastern Europe       4 139      3 978         4%
 North America           14 056     13 276         6%
 South America            4 247      3 913         9%
 Asia                     9 419      6 847        38%
 Other markets            2 434      2 151        13%
 Total Volvo Trucks      61 076     56 718         8%

For further information, contact:
Media Relations: Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc.
+1 (610) 709-2670

Claes Claeson, Volvo Truck Corporation
+46 31 66 39 08, +46 708-36 39 08

Investor Relations: Fredrik Brunell, AB Volvo
+46 31 66 11 91

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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